Exhibit 99.1

RADA’s MHR Radars Selected for US Army IM-SHORAD Program

RADA is part of the Leonardo DRS Mission Equipment Package Team

NETANYA, Israel, June 29, 2018 - RADA Electronic Industries Ltd. (NASDAQ: RADA) announced today that its Multi-Mission Hemispheric Radar (MHR), has been selected as part of the Leonardo DRS mission equipment package (MEP) solution, for the US Army’s Initial Maneuver-Short Range Air Defense (IM-SHORAD) capability. DRS is in negotiations with the US Army for this prototype contract which is expected to be awarded in August 2018.

The MHR radar, when integrated on the Stryker A1 platform, meets the US Army’s on-board sensor requirements and provides 360 degrees aerial surveillance, to detect and track Unmanned Airborne Systems (UAS), rotary wing and fixed wing threats at desired ranges. Each IM-SHORAD MEP includes four MHR radars which provide persistent surveillance, can execute at the short-halt and operate on-the-move.

For more information, please follow this link to view the Leonardo DRS announcement and image of the IM-SHORAD Stryker with RADA’s MHR systems on-board.

This accelerated IM-SHORAD prototype effort, requires systems to be delivered in early 2019. Nine prototype systems will provide a basis for a future production decision of more than 140 systems, beginning in 2020.

Dov Sella, RADA’s CEO, commented, “We are very proud to have been selected for this important US Army program. This selection demonstrates the extensibility and adaptability of RADA’s highly advanced active electronically scanned array (AESA), software-defined radars into multi-purpose, mission critical applications. Our recently established US joint venture, RADA Technologies LLC, will allow us to provide optimal program performance to this customer. The MHR selection substantiates our strategic investments in continuous product development and our efforts to transition and manufacture products in the US.”

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection, and Avionics Systems (including Inertial Navigation Systems) for fighter aircraft and UAVs.

Note: Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Company Contact: Avi Israel - CFO RADA Electronic Industries Ltd. Tel: +972-9-8921111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com